Exhibit 12.1

gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

December 18, 2024

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for POS Qualification

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”). Attached hereto please find the Issuer’s Post-Qualification Amendment No. 1 to the previously qualified Offering Statement on Form 1A POS (CIK No. 0002016678), as well as all referenced exhibits. Also included herein is a red-lined version of the POS to identify the changes made therein.

This POS is offered for three discrete reasons. First, the Issuer is adding a Class D of Bonds, in addition to the previously offered Class A, B, and C. Second, the Manager of the Issuer is substituting Bequest Capital, LLC as a member in the place and stead of Martin Saenz and Shawn Muneio. It is important to note that Shawn Muneio and Martin Saenz are the sole owners of Bequest Capital, LLC. Finally, the ownership of the Manager is being consolidated in Bequest Capital, LLC as a result of ByteFederal, Inc.’ resignation from the Manager.

The Issuer requests qualification of the POS on January 21, 2024, which is more than 21 days after the public submission of the POS.

Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//
Brian T. Gallagher